SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces Consolidated Financial Results for the year 2004” dated on February 21, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Announces Consolidated Financial Results for the year 2004

Press Release, February 21, 2005 (18 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP, SP, Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	dgomes@telefonica.com.br
URL:	www.telefonica.com.br

(São Paulo – Brazil; February 21, 2005) TELECOMUNICAÇÕES DE SÃO PAULO S.A -TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the year ended December 31, 2004. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976 revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated - Accumulated
Unaudited figures in Reais MM	Dec/04	Dec/03	Variation
Net operating revenues	13,309	11,805	12.7%
EBITDA 1/	6,038	5,302	13.9%
EBITDA margin (%)	45.4	44.9	0.5	p.p.
Operating income	1,977	717	175.5%
Income before income tax, social contribution, profit sharing & minority interest	2,017	767	162.8%
Net income	2,181	1,588	37.4%
Shares outstanding (bn)	493.6	493.6	0.0%
EPS (000)	4.42	3.22	37.4%
Installed Lines (switching) (000)	14,231	14,249	-0.1%
Lines in service (000)	12,463	12,297	1.3%
Telephone density (per 100 inhab.)	31.7	31.6	0.1	p.p.
LIS/employee 2/	1,865	1,792	4.1%
Digitalization (%)	98.7	96.9	1.7	p.p.

1/	EBITDA = Earnings before interest taxes, depreciation and amortization

2/	For this calculation, the number of LIS considers both the fixed lines in service as well as the ADSL lines.

Highlights of the Period

•	ADSL - is offered under the brand name “SPEEDY” and reached 826,400 clients in December 2004, increasing 15.5% relative to the 3Q04, when there were 715,600 clients. Relative to the 484,393 clients registered in December 2003, the growth was 70.6%.

•

Alternative Plans - In July 2004, Telesp launched a promotion through the Alternative Plans for the local service – Economy Line and Super Economy Line – and for the Domestic Long Distance service – Economy Line Card – for fixed phones in its concession area. With the Economy Line, the client pays a monthly fee of R$22.30 and is enabled to make local calls (fixed-to-fixed) to be charged in the monthly bill. In order to make long distance calls or calls to cellular numbers, a pre-paid card that grants the credits is required. With the Super Economy Line, the client pays a monthly fee of R$11.15 and the telephone only receives calls. In order to make any calls, a pre-paid card is required. From July 2004 until the end of the fourth quarter, approximately 1.1 million Economy and Super Economy Lines were sold.

•	The accumulated net operating revenues at the end of the 12M04 was R$13,308.6 million and when compared to the revenues recorded in the 12M03, an increase of R$1,503.9 million, or 12.7%, is shown. This is explained by the tariff increases in 2003 and 2004 besides the growth in the Speedy service. In the quarterly comparison, an increase of R$250.4 million, or 7.8%, was registered due to the same reasons.

•	The accumulated EBITDA margin for the 12M04 was 45.4%, while it reached 46.3% for the quarter. When comparing the 12M04 with the 12M03 an improvement of 0.5 p.p. is noted, as a result of the tariff increases in 2003 and 2004 and a reduction in personnel expenses, partially offset by the increase in interconnection expenses and outsourcing. When comparing the 4Q04 with the 4Q03, an increase of 5.6 p.p. was recorded due to the same reasons.

•	The consolidated Capex accumulated until December 2004 was R$1,339 million. This number is in line with the investment needs of the Company and confirms the long-term commitment of the Telefónica Group in Brazil.

•	The total indebtedness of the Company as of December 31, 2004 was R$2,992.2 million including hedging operations. The net debt of the Company of R$2,753.6 million results from subtracting R$238.6 million of cash and cash equivalent. For comparison reasons, as of December 31, 2003, the indebtedness of the Company was R$3,336.6 million including hedging operations. The R$3,121.7 million of net debt results from subtracting R$214.9 million of cash and cash equivalent.

Highlights about revenues

Gross Operating Revenues by the end of the 12M04 reached R$18,425.7 million, a R$2,203.7 million or 13.6% increase compared to the same period of the previous year. When comparing the 4Q04 with the 4Q03, the revenues grew R$402.2 million, or 9.1%.

The changes are explained as follows:

•	Monthly Subscription Fee: totaled R$4,970.4 million in the 12M04, representing an increase of R$514.8 million, or 11.6% compared to the 12M03, mainly due to the tariff increases in 2003 and 2004. This increase was partially offset by a reduction in the average number of lines in service. When comparing the 4Q04 with the 4Q03, a R$214.8 million or 16.0% growth was recorded mainly because of the tariff increases in 2004.

•	Installation Fee: amounted to R$67.9 million in the 12M04, a decrease of R$36.5 million or 34.9% when compared to the same period of the previous year. It is worth noting that in the campaigns of economy lines launched by the Company starting in July 2004, the installation fee was waived as part of the promotion. A decrease of R$18.1 million or 79.5% was recorded when comparing the 4Q04 with the 4Q03.

•	Local Service: registered revenues of R$3,057.2 million for the 12M04, showing an increase of R$39.7 million or 1.3% compared to the 12M03, due to the tariff increases in 2003 and 2004, partially offset by a traffic decrease of about 7.4% (exceeding pulses). There was a fall of R$26.4 million or 3.2% when comparing the 4Q04 with the 4Q03, due to a reduction in traffic (exceeding pulses) of about 14.0%, partially offset by the tariff increases in 2004. It is worth noting that the decreases in local traffic are mainly due to the decrease of dial-up internet traffic which migrated to broadband and the reconfiguration of the local areas in September 2004: calls that were previously classified as DC level and billed by pulses with different cadence are now billed as local calls.

•	Others: reached R$639.8 million in the 12M04, representing a R$53.8 million or a 9.2% increase when compared with the 12M03, mainly due to the growth in revenues coming from the Intelligent Line (additional services for fixed telephony). When comparing the 4Q04 with the 4Q03, a reduction of R$71.0 million or 233.2% was shown, chiefly as a result of the reclassification of the monthly fees coming from the digital service 2MBPS during the 4Q04. It is worth noting that more than 55% of our clients are subscribed to at least one value added service.

•	DLD: reached R$3,066.7 million in the 12M04, presenting an increase of R$606.8 million, or 24.7%, compared to the 12M03. When comparing the 4Q04 with the 4Q03, there was an increase of R$39.3 million or 5.5%. The increase in revenues is explained by the following reasons:

•	Long distance (intra-state): totaled R$2,334.5 million in the 12M04, growing R$513.2 million, or 28.2%, when compared to the 12M03. When comparing the 4Q04 with the 4Q03, there was an increase of R$52.1 million or 9.8%. These increases were mainly the result of the revenues from the SMP (Personal Mobile Service) traffic, the tariff increases in 2003 and 2004 and an estimated increase in market share.

•	Long distance (inter-state): reached R$732.3 million in the 12M04, showing an increase of R$93.6 million, or 14.7%. This increase was mainly the result of the revenues from the SMP (Mobile Personal Service) traffic, the tariff increases in 2003 and 2004 and an estimated increase in market share. In the 4Q04, it reached R$171.7 million, showing a negative variation of R$12.7 million or 6.9% compared with the 4Q03, mostly as a result of the segregation of the revenues from TUP (Public Usage Tariff).

•	Fixed-to-mobile: amounted to R$4,024.8 million in the 12M04, presenting an increase of R$467.1 million or 13.1% compared to the same period of the previous year. When comparing the 4Q04 with the 4Q03, an increase of R$70.7 million or 7.5% was recorded. This was due to the tariff increases and the growth in the cellular subscriber base.

•	ILD: reached R$112.6 million in the 12M04, an increase of R$11.7 million or 11.6% when compared to the 12M03. The increase amounted to R$3.9 million, or 14.6%, when comparing the 4Q04 with the 4Q03, due to the increase in both fixed-to-fixed and SMP traffic and also an estimated increase in market share.

•	Interconnection Revenues: amounted to R$1,103.6 million in the 12M04, showing an improvement of R$7.1 million or 0.6% when compared with the 12M03, mainly due to the growth in revenues coming from fixed-to-mobile interconnection, partially offset by the increase in Long Distance traffic by means of the access code “15” and the start of operations of the SMP in July 2003. When comparing the 4Q04 with the 4Q03, there was an increase of R$14.4 million or 5.4% due to the same aforementioned reasons.

•	Public Telephony: totaled R$381.4 million in the 12M04, and when compared to the 12M03, it grew R$134.5 million or 54.5%, due to the increase in the sale of public telephone cards, mainly those from for the alternative plans “Economy Line” and “Super Economy Line” and the tariff increases in 2003 and 2004. When comparing the 4Q04 with the 4Q03, an increase of R$61.5 million or 90.4% was recorded because of the same aforementioned reasons.

•	Data Transmission: revenues for the 12M04 reached R$996.6 million, a R$404.7 million or 68.4% increase regarding the 12M03. The increase was mainly caused by the growth in “SPEEDY” services and other non-switched data packaged services. During the quarter, the revenues grew R$113.0 million or 65.2% compared to the 4Q03 due to the same reasons. The revenues for installation fee of these services are also included in this entry.

Operating Expenses Highlights

Operating Expenses in the 12M04 reached R$7,270.5 million, an increase of R$768.1 million or 11.8% compared to the 12M03. When comparing the 4Q04 with the 4Q03, there was a fall of R$44.1 million or 2.3%.

The Operating Expenses variations are explained as follows:

•	Personnel expenses totaled R$539.8 million in the 12M04, falling R$123.8 million or 18.7% compared to the 12M03, mainly due to: the reduction of expenses with the early retirement programs for the reorganization of the headcount and the resulting decrease of 16.2% in the average headcount in March 2003, December 2003 and April 2004. These effects were partially offset by the salary increases of 8% (September 2003) and 6% (September 2004). When comparing the 4Q04 with the 4Q03, a decrease of R$76.6 million, or 36.2%, was recorded due to the reduction in expenses with the early retirement programs.

•	General and administrative expenses for the 12M04 reached R$6,102.2 million, representing an increase of R$1,102.6 million, or 22.1% compared to the 12M03. The increase was R$188.0 million or 13.6% in the 4Q04 when compared to the 4Q03.

Annual disclosure

Quarterly disclosure

The General and Administrative Expenses changes are explained as follows:

a)	Materials reached R$129.9 million in the 12M04 showing a R$12.0 million, or 10.2%, growth when compared to the 12M03, mainly due to the increase in the cost of materials related to public telephony and Economy Line cards. There was a decrease of R$4.3 million or 11.1% when comparing the 4Q04 with the 4Q03 due to a reduction in the cost of merchandise sold, partially offset by the higher expenses related with productive plant maintenance and public telephony and Economy Line cards.

b)	Outsourcing expenses reached R$2,264.0 million, an increase of R$421.9 million or 22.9% when comparing the 12M04 with the 12M03, chiefly as the result of the increase in expenses of operating plant services, technical and administrative services, IP-network traffic and co-billing. When comparing the 4Q04 with the 4Q03, an increase of R$110.6 million or 23.1% was recorded, due to the same reasons.

c)	Inter-connection expenses reached R$3,511.7 million, growing R$675.8 million or 23.8% when comparing the 12M04 with the 12M03 due to the increased inter-state traffic (both fixed-to-fixed as well as fixed-to-mobile) and the tariff increases. The increase in the expenses also reflects the start of operations of the SMP in July 2003, resulting in payments to cellular operators. There was an increase of R$80.1 million or 9.8% due to the same reasons when comparing the 4Q04 with the 4Q03.

d)	Other Expenses reached R$196.7 million in the 12M04, going down R$7.1 million, or 3.5%, compared to the 12M03 mainly due to the reduction in rental expenses of ducts, partially offset by higher expenses with right of use and rental of infrastructure. When comparing the 4Q04 with the 4Q03, an increase of R$1.7 million, or 3.4%, was recorded due to the higher expenses with poles and right of use, partially compensated by the reduction in rental expenses of ducts.

•	Taxes reached R$247.6 million, showing an increase of R$0.2 million, or 0.1%, when comparing the 12M04 and the 12M03, chiefly due to the increase in expenses with FUST and FUNTTEL, both charged on revenues. This was partially offset by the reduction of expenses with ICMS. In the 4Q04, there was a decrease of R$27.3 million, or 33.7%, when compared to the 4Q03, due to lower expenses with ICMS.

•	Provisions for bad debt presented a contraction of R$12.9 million, or 2.9%, comparing the 12M04 and the 12M03. It corresponds to 3.2% of the total net operating revenues compared to the 3.7% provision in the 12M03. During the 4Q04, this provision represented 3.0% of the net operating revenues. This positive result for the Company is a consequence of: the efforts in collection, debt recovery and products more suited to the different market segments. As of December 31, 2004, the Company did not register any client with an outstanding bill that surpassed 1% of the total accounts receivable.

•	Other operating revenues (expenses) registered a positive net result of R$48.5 million in the 12M04 compared to the negative result of R$148.9 million in the 12M03, which represents a positive variation of R$197.4 million, or 132.5%. This behavior is mainly due to the reclassification of the expenses with Cofins (charged to the “Taxes” account in the 2004) and the increase in recovered taxes, partially offset by the increase of expenses with labor contingencies. When comparing the 4Q04 with the 4Q03, there was also a positive variation of R$124.2 million, or 112.5%, due to the same aforementioned reasons.

•	Depreciation dropped R$86.0 million, or 3.0%, in the 12M04 compared to the 12M03, mainly due to the realignment of Capex after achieving the universalization targets and the reductions of the provision for obsolescence. Likewise, a reduction of R$22.0 million or 3.1% was shown in the 4Q04 compared to the 4Q03 due to the same reasons.

•	Net Financial Revenues / (Expenses): when comparing the 12M04 with the 12M03 and excluding the value of the interest on the Company’s net worth, there was an improvement in the financial result of R$226.0 million, mainly due to the reduction in the financial expenses and the foreign exchange variation. The indebtedness and result of the operations of the Company are significantly affected by the risk of the exchange rates. As of December 31, 2004, 44.6% of the financial debt was denominated in foreign currency (US dollar, Canadian dollar and yen), while 98.5% of the indebtedness was being covered by active positions in hedge operations (Swap to “CDI”). The gains and losses of those operations are recorded in the financial statements. As of December 31, 2004, those transactions showed a negative consolidated net result of R$298.9 million, while a liability of R$235.9 million was recorded to acknowledge the temporary loss.

Net Financial Revenues Annual Comparison - R$ MM	Dec/04	Dec/03	Variation
			%	R$ MM
Results of Financial Operations	102.1	167.1	(38.9)	(65.0)
Hedge results	(298.9)	(1,182.2)	(74.7)	883.3
CPMF (Tax on financial transactions)	(86.0)	(76.3)	12.7	(9.7)
Financial Revenues	60.8	74.1	(17.9)	(13.3)
Financial Expenses	(299.4)	(420.6)	(28.8)	121.2
Exchange Variation	117.2	807.7	(85.5)	(690.5)
Interest on the Company’s net worth	(888.6)	(1,100.0)	(19.2)	211.4

Net Financial Result	(1,292.8)	(1,730.2)	(25.3)	437.4

NON-OPERATING REVENUES (EXPENSES) in the 12M04 registered a negative variation of R$9.9 million, or 19.8%, when compared to the 12M03, mainly due to the positive variation regarding assets write-off, partially offset by the equity variation of Cia AIX Participações, in the corporate restructuring of 2003. When comparing the 4Q04 with the 4Q03, a negative variation of R$7.3 million is recorded, due to the same aforementioned reasons.

LOANS AND FINANCING: As of December 31, 2004, the Company had R$1,228.6 million (R$2,945.8 million as of December 31, 2003) in loans and financing denominated in foreign currency, from which R$563.0 million (R$1,950.6 million as of December 31, 2003) were obtained at fixed interest rates, and R$665.6 million (R$995.2 million as of December 31, 2003) were obtained at foreign variable interest rates (Libor). In order to be protected against the exchange risk of the loans denominated in foreign currency, the Company contracted hedge operations to tie the debt to the local currency, with floating interest rates indexed to the CDI, and as a consequence the financial results of the Company are affected by the fluctuations of this rate. On the other hand and to partially cover against this risk, the Company contracted “Swap floating (CDI) x Fixed” operations, which had a value of R$665.5 million (balance of active position in CDI) as of December 31, 2004. Furthermore, the Company invests the balance of cash and cash equivalents (financial instruments) of R$238.6 million (R$214.9 million as of December 31, 2003) mainly in short-term instruments, based on the variation of the CDI, which also contributes to reduce this risk. Book value of those instruments is close to market value because of their short-term maturity.

CORPORATE EVENTS

•	Telesp acquires the IP Network from Telefônica Empresas S.A.: On December 10, 2002, the management of Telecomunicações de São Paulo – Telesp announced that its Board of Directors, on session held on December 10, 2002, decided to approve the proposal for the purchase, from Telefónica Empresas, of the business composed by the assets and contracts with customers related to the following services: (i) Switched IP (Internet Protocol): Services and infrastructure that allow the establishment of switched connections of remote users through the dial-up network; (ii) Speedy Link: Service rendered to Internet Service Providers (ISPs), that allows them to offer to their clients the use of the broad band access to internet named Speedy. Furthermore, the Company wants to clarify that: (a) The present transaction is interesting to the Company since it enables the optimization of its operations, increases of synergies, in network development and speed in the commercial response to the market, as well as the establishment of business strategies; (b) The value of the purchase of the aforementioned services, their respective assets and contracts with clients was determined to be R$143,910,000.00 (one hundred forty three million, nine hundred ten thousand reais), according to the valuation made by an independent company, KMPG Corporate Finance S/C Ltda.; (c) Telesp requested the proper authorization from Anatel in order to deploy the Multimedia Communication Service (SCM), thus allowing the Company the direct exploitation of the services related to the assets/businesses to be acquired.

•	Modification of the Company’s bylaws: the Extraordinary General Shareholders’ Meeting, held on December 30, 2002 approved the modification of the heading of the article 7 and the 1st paragraph of article 27, and the removal of article 26 of the Company’s bylaws, in order to adapt them to Law # 10303/01. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, previously stated in the heading of article 7.

•	Interim Dividends – Fiscal year 2004: On April 08, 2004, the Company published a notice declaring interim dividends and interest on the Company’s net worth for the fiscal year 2004, approved in the Board of Directors’ Meeting held on April 07, 2004, ad referendum of the General Shareholders’ Meeting and the payment of the interest on the Company’s net worth for the fiscal year 2003 approved in the General Shareholders’ Meeting held on March 25, 2004. The Company declared interim dividends in the amount of R$613.6 million based on the retained earnings of the last balance sheet, according to the article 28 of the Company’s bylaws and articles 204 and 205 of the Law #6404/76.

	Common	Preferred (*)
Amount per lot of 1,000 shares: R$	1.165553357353	1.282108693088

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

The interim dividends will be charged against the minimum mandatory dividends for the fiscal year 2004 in accordance with the established by the single paragraph of the article 28 of the Company’s bylaws. The payment of this dividend started on April 23, 2004 to the common and preferred shareholders registered as such in the Company’s registry book by the end of the day on April 07, 2004.

•	Declaration of interest on the Company’s net worth – Fiscal year 2004: The Company declared interest on the Company’s net worth in the amount of R$295.8 million, subjected to income tax withholding of 15%, resulting in a net payment of R$251.4 million in accordance with the article 9 of the Law #9249/95 and the Instruction 207/96 of the CVM (“Comissão de Valores Mobiliários”).

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individuals (net value)
Common shares	0.561909290065	0.084286393510	0.477622896555
Preferred shares (*)	0.618100219071	0.092715032861	0.525385186210

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

The corresponding credit was made in the Company’s accounting records on April 23, 2004, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on April 07, 2004. In accordance with the single paragraph of the article 29 of the Company’s bylaws, the interest on the Company’s net worth may be charged against the minimum mandatory dividends for the fiscal year 2004. Immune or exempt entities for tax withholding will receive the payment for the gross value.

•	Payment of Interest on the Company’s Net Worth - Fiscal Year 2003: In accordance with the resolutions taken in the Ordinary General Shareholders’ Meeting held on March 25, 2004,

the payment of Interest on the Company’s Net Worth was approved. The payment started on April 23, 2004, granted to the common and preferred shareholders individually registered as such at the end of the day, on December 29, 2003, according to the Notice to the Shareholders published on December 11, 2003. The total amount is R$1,100 million and after withholding the income tax of 15%, its net amount is R$935 million, according to the table below:

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	2.089588299767	0.313438244965	1.776150054802
Preferred Shares (*)	2.298547129744	0.344782069462	1.953765060282

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws

In accordance with the article 9 of the Law #9249/95 and item V of the Instruction #207/96 of the CVM (“Comissão de Valores Mobiliários”), the amount of Interest on the Company’s Net Worth was charged, on its net value, to the amount of the mandatory dividends related to the fiscal year 2003.

•	Bonds: On September 03, 2004, the Company announced a Public Offering of Obligations (the “Program”) and the activation, within the Program’s parameters, of the First Issuance of Telesp’s Bonds (the “Offer”).

The Program has a total value of R$3,000,000,000.00 (three billion reais), with maturity of two years, counted from the filing at CVM. It considers the issuance of simple bonds, not convertible to shares, unsecured type and/or Promissory Notes.

The Offer consists of the issuance of 150,000 simple bonds, not convertible to shares, unsecured type (“Debêntures”), with nominal value of R$10,000.00 (ten thousand reais) per unit, totaling the amount of R$1,500,000,000.00 (one billion and five hundred million reais), in a single series, maturing on September 01, 2010 (six years). The bonds will yield interests with quarterly payments corresponding to 103.5% of the accumulated average daily rates of the DI (overnight Inter-financial Deposits Extra-Group), calculated and published by CETIP (Custodian and Liquidation Chamber).

The conditions of the bonds may be reviewed on September 01, 2007, for the period starting on said date until the maturity of the bonds on September 01, 2010. Conservatively, the Company included in the consolidated schedule of long-term maturity, described above, the data for the review of the conditions in the year 2007.

•	Declaration of interest on the Company’s net worth: On October 06, 2004, the Company published the declaration of interim dividends and interests on the Company’s net worth of the fiscal year 2004, approved in the Board of Directors’ Meeting, held on October 05, 2004, ad referendum of the General Shareholders’ Meeting. The corresponding credit was made in the Company’s accounting records on October 05, 2004, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on October 05, 2004. The payment of said dividends started on October 29, 2004.

a) Interim Dividends - Fiscal Year 2004

The Company declared interim dividends for a total amount of R$1,596,120,000 (one billion, five hundred ninety six million, one hundred twenty thousand reais) based on the accumulated earnings as of the June 30, 2004 financial statements and according to article 28 of the Company’s bylaws and article 204 of the Law #6404/76.

Type of share	Common	Preferred (*)
Amount per lot of 1,000 shares: R$	3.032030	3.335233

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance with the single paragraph of the article 28 of the Company’s bylaws, said interim dividends will be charged to the mandatory minimum dividend for the fiscal year 2004, ad referendum, of the General Shareholders’ Meeting.

b) Interest on the Company’s Net Worth – Fiscal Year 2004

The Company declared Interest on the Company’s Net Worth, in accordance with the article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$592,800,000 (five hundred ninety two million, eight hundred thousand reais) and after withholding the income tax of 15%, its net amount is R$503,880,000 (five hundred three million, eight hundred eighty thousand reais).

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	1.126098	0.168914	0.957183
Preferred Shares(*)	1.238707	0.185806	1.052901

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws

•	Acquisition of Atrium: On December 24, 2004, the Company acquired Santo Genovese Participações Ltda. (“Santo Genovese”), controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. Santo Genovese is a holding company that had, as its only asset, the shares representative of 99.99% of the capital stock of Atrium. The value of the deal was set in R$ 113.4 million of which R$92.7 million were effectively paid, while the difference will be paid once the operation receives the final approval of the government and regulatory entities. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

ADDITIONAL NOTES

•	CVM Edict # 371 – Pension Plan Accounting Procedures: The Company chose to register the liabilities related to pension plans directly in the “net equity” as of December 31, 2001, net from the corresponding tax effects, according to the Edict CVM # 371 published on December 13, 2000. On December 31, 2002, the Company chose to immediately register all the actuary gains and losses in the financial statements. In the actuary valuation of those pension plans, the projected unitary credit method was adopted, being the assets of the plans accounted as of September 30, 2003 and November 30, 2002, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the valuation of assets was done based on the Company’s liabilities for pension plans relative to the total liabilities of the pension plan. The total value of the registered liability until December 31, 2004 was R$44.7 million.

•

On June 29, 2004, through Edicts #45011 and #45012, the Agência Nacional de Telecomunicações – ANATEL approved the percentages for the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on July 02, 2004 and for sector 32 (former CETERP) since July 03, 2004. On July 02, the approved percentages were applied on top of the tariffs determined by the legal injunction.

The average variations of the tariff baskets were as follows:

Local: 6.89%

Long Distance: 3.20%

TU-RL: -10.47%

TU-RIU: 3.20%

•	After the final decision regarding the Legal Injunction by the STJ, with the reincorporation of the IGP-DI as the index, the approved percentages, in accordance with Anatel’s published acts, were applied on top of the approved tariffs in June 2003, non-retroactively. The increase was divided in two installments, with the first one being effective on September 01, 2004. On September 01, 2004 on, the following readjustment indexes were applied to Telefónica’s services:

Pulse: average of 3.22%

Domestic Long Distance: average of 5.22%

Non-residential and trunk monthly fee: 7.75%

Residential monthly fee: 3.14%

Installation: average of 14.14%

•	The second installment was effective from November 01, 2004 on. The following readjustment indexes were applied to Telefónica’s services:

Pulse: average of 3.13%

Domestic Long Distance: average of 4.97%

Non-residential and trunk monthly fee: 7.20%

Residential monthly fee: 3.05%

Installation: average of 12.40%

•	On July 06, 2003, the mobile telephony operating companies started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance (VC2 and VC3) and international call, according to the SMP rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

Tables

Table 1 shows the shareholding structure for Telesp and the historical summary. Table 2 has Telesp’ Income Statement. Table 3 and the Table 4 show, respectively, the balance sheet and the operating highlights for TELESP. Table 5 shows tariffs rates. Finally, Table 6 shows loans and financing, Capex, depreciation, inflation and foreign exchange rate figures.

[GRAPHIC]

Note This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previoulsy “Telesp Participações S/A”)

Table 1. Shareholding structure for Telesp

As of December 31, 2004

Telesp	Ordinary	Preferred	Total
Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.71%	88.90%	87.49%

Others	25,279,346,129	36,452,510,659	61,731,856,788
	15.29%	11.10%	12.51%

Total number of shares	165,320,206,602	328,272,072,739	493,592,279,341

Note: Treasury shares were cancelled in the General Shareholders’ Meeting held on August 14, 2003.

Capital stock - in thousands of R$ (in 09/30/04):		5,978,074
Book Value per 1,000 shares (R$):		23.09
Capital stock - in thousands of R$ (in 12/31/04):		5,978,074

Tagline

Telecomunicações de São Paulo S/A - TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP’s operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A - TELESP acquired, in December 1999, voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S/A - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representatives of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On October 10, 2000, the Board of Directors approved the creation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is a listed company.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephone operating companies started to implement the long distance carrier selection. It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephone operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service. As a consequence, all calls, previously billed as domestic long distance (DC - Áreas Conurbadas), will now be billed as local calls. In São Paulo, this modification comprised 53 municipalities, while 39 of them where in Grande São Paulo.

On December 24, 2004, the Company acquired Santo Genovese Participações Ltda. (“Santo Genovese”), controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

Table 2. Consolidated income statements

For the years ended December 31, 2004 and 2003

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated
	Dec/04	Dec/03	var.	4Q04	4Q03	var.
Gross operating revenue	18,425,674	16,221,967	13.6%	4,805,762	4,403,517	9.1%

Monthly rental charge	4,970,433	4,455,653	11.6%	1,555,194	1,340,356	16.0%
Installation charge	67,851	104,301	-34.9%	4,655	22,712	-79.5%
Local Service	3,057,231	3,017,552	1.3%	787,689	814,078	-3.2%
Others	639,841	586,042	9.2%	(40,568)	30,447	-233.2%
DLD	3,066,738	2,459,954	24.7%	753,337	714,013	5.5%

Intra-state	2,334,464	1,821,252	28.2%	581,598	529,538	9.8%
Inter-state	732,274	638,702	14.7%	171,739	184,475	-6.9%

Fixed-to-mobile revenues	4,024,842	3,557,789	13.1%	1,016,544	945,859	7.5%
ILD	112,620	100,901	11.6%	30,849	26,924	14.6%
Interconnection	1,103,649	1,096,553	0.6%	280,954	266,599	5.4%
Public telephony	381,403	246,861	54.5%	129,502	68,015	90.4%
Data transmission (ex-package)	996,568	591,875	68.4%	286,446	173,406	65.2%
Phone directory	4,498	4,486	0.3%	1,160	1,108	4.7%
Taxes + others	(5,117,044)	(4,417,208)	15.8%	(1,359,217)	(1,207,384)	12.6%

Net operating revenue	13,308,630	11,804,759	12.7%	3,446,545	3,196,133	7.8%

Operating expenses	(7,270,450)	(6,502,306)	11.8%	(1,849,426)	(1,893,555)	-2.3%

Personnel expenses	(539,768)	(663,593)	-18.7%	(134,809)	(211,427)	-36.2%
General and administrative expenses	(6,102,162)	(4,999,570)	22.1%	(1,571,550)	(1,383,509)	13.6%
Materials	(129,853)	(117,805)	10.2%	(34,566)	(38,893)	-11.1%
Outsourcing expenses	(2,263,955)	(1,842,104)	22.9%	(589,129)	(478,575)	23.1%
Interconnection expenses	(3,511,690)	(2,835,853)	23.8%	(894,447)	(814,378)	9.8%
Other expenses	(196,664)	(203,808)	-3.5%	(53,408)	(51,663)	3.4%
Taxes	(247,623)	(247,399)	0.1%	(53,585)	(80,856)	-33.7%
Provisions	(428,911)	(441,797)	-2.9%	(104,547)	(109,837)	-4.8%
Investment gains (losses)	(461)	(1,012)	-54.4%	1,244	2,408	-48.3%
Other operating revenues / (expenses)	48,475	(148,935)	-132.5%	13,821	(110,334)	-112.5%

Earnings before interest taxes, depreciation and amortization - EBITDA	6,038,180	5,302,453	13.9%	1,597,119	1,302,578	22.6%

Depreciation and amortization	(2,768,854)	(2,854,821)	-3.0%	(686,435)	(708,454)	-3.1%
Financial revenues	457,895	1,387,006	-67.0%	109,060	37,411	191.5%
Financial expenses	(862,103)	(2,017,202)	-57.3%	(216,225)	(178,719)	21.0%
Interest on the company’s net worth	(888,600)	(1,100,000)	-19.2%	(592,800)	(1,100,000)	-46.1%

Operating income	1,976,518	717,436	175.5%	210,719	(647,184)	-132.6%

Non-operating revenues (expenses)	40,102	50,025	-19.8%	11,927	19,204	-37.9%

Income before income tax and social contribution	2,016,620	767,461	162.8%	222,646	(627,980)	-135.5%

Income tax	(535,918)	(210,672)	154.4%	(80,248)	136,841	-158.6%
Social contribution	(188,153)	(68,787)	173.5%	(29,067)	51,178	-156.8%

Income before employee profit sharing and minority interest	1,292,549	488,002	164.9%	113,331	(439,961)	-125.8%

Interest on company’s net worth reversion	888,600	1,100,000	-19.2%	592,800	1,100,000	-46.1%

Net income	2,181,149	1,588,002	37.4%	706,131	660,039	7.0%

Note: The revenues from digital access previously recorded in the entry “Others” in the financial statements as of December 2003 were reclassified to the entry “Monthly Rental Charge” in the amount of R$ 213.5 million, and R$6.5 million to the entry “Business Communications”.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

CNPJ Nº 02.558.157/0001-62

Table 3. Balance sheet

As of December 31, 2004 and 2003

Corporate Law - Unaudited

(In thousands of reais - R$)

	Consolidated Dec/04	Consolidated Dec/03

ASSETS

Current assets	4,161,865	4,121,165

Cash and cash equivalents	238,577	214,932
Cash and bank accounts	25,323	41,524
Financial investments	213,254	173,408
Accounts receivable from customers	3,264,137	3,005,660
Allowance for doubtful accounts	(568,137)	(574,686)
Loans and financial investments	18,758	24,685
Recoverable taxes	907,819	1,130,367
Maintenance inventories	93,002	125,434
Recoverable prepaid expenses	92,830	71,516
Receivables from associated companies	70,283	64,394
Other assets	44,596	58,863

Long-term assets	805,119	919,480

Recoverable taxes	354,382	441,099
Loans and financial investments	10,355	10,102
Bail of legal proceedings	333,893	280,853
Receivables from associated companies	15,942	85,741
Other assets	90,547	101,685

Permanent Assets	13,784,783	15,082,174

Investments	284,574	165,363
Property, plant and equipment - net	13,369,391	14,735,494
Differed results	130,818	181,317

Total Assets	18,751,767	20,122,819

	Consolidated	Consolidated
	Dec/04	Dec/03
LIABILITIES
Current liabilities	4,163,806	5,957,980

Loans and financing	529,930	1,982,062
Suppliers	1,194,781	1,086,645
Consignments	168,638	212,615
Taxes	1,165,734	712,565
Dividends and interest on capital	506,116	1,276,663
Accrual for contingencies	52,847	49,408
Payroll and related charges	143,312	152,101
Payables to associated companies	36,710	21,950
Unrealized Losses on Hedging Operations	235,918	359,482
Other liabilities	129,820	104,489

Long-term liabilities	3,170,245	1,876,695

Loans and financing	2,226,313	995,087
Taxes	26,007	31,373
Accrual for contingencies	800,382	676,474
Payables to associated companies	50,482	55,550
Other liabilities	67,061	118,211

Results of future fiscal years	17,470	17,470

Shareholders’ equity	11,398,632	12,269,060

Share capital	5,978,074	5,978,074
Capital reserves	2,745,272	2,744,031
Profit Reserves	659,556	550,498
Retained earnings	2,015,730	2,996,457

Capitalizable Funds	1,614	1,614

Total liabilities	18,751,767	20,122,819

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 4. Operating Highlights

		Consolidated - Accumulated		var.		Consolidated		var.
		Dec/03	Dec/04			3Q04	4Q04
Capex
Capital Expenditure (Economic)	R$ MM	1,344	1,339	-0.4%		332	554	67.0%

Network
Access Lines - Installed (switching)		14,248,713	14,230,843	-0.1%		14,304,712	14,230,843	-0.5%
Installed Lines - Gain		(106,947)	(17,870)	n.a.		(14,991)	(73,869)	n.a.
Access Lines in Service		12,296,930	12,462,746	1.3%		12,359,157	12,462,746	0.8%
Residential		9,149,659	9,320,825	1.9%		9,216,524	9,320,825	1.1%
Non-residential		1,446,358	1,432,245	-1.0%		1,439,082	1,432,245	-0.5%
Trunk Lines 1/		1,125,444	1,076,176	-4.4%		1,076,811	1,076,176	-0.1%
Public Lines		327,084	328,944	0.6%		328,515	328,944	0.1%
Internally used and test lines		248,385	304,556	22.6%		298,225	304,556	2.1%
Lines in Services - Gain		(208,958)	165,816	n.a.		138,370	103,589	-25.1%
Average Lines in Service	(ALIS)	12,387,763	12,295,057	-0.7%		12,273,083	12,422,628	1.2%
ADSL		484,393	826,400	70.6%		715,600	826,400	15.5%
Digitalization	(%)	96.9	98.7	1.7	p.p.	98.0	98.7	0.7	p.p.

Traffic
Local Pulses - Registered	(pul 000)	35,884,806	33,511,307	-6.6%		8,385,059	8,121,756	-3.1%
Local Pulses - Exceeding	(pul 000)	25,435,496	23,548,589	-7.4%		5,932,070	5,611,110	-5.4%
Domestic Long Distance 2/	(min 000)	16,377,807	15,869,295	-3.1%		4,001,210	3,819,901	-4.5%
International Long Distance	(min 000)	87,974	96,033	9.2%		24,843	25,224	1.5%
Monthly traffic per ALIS
Local	(pul)	241	227	-5.9%		228	218	-4.3%
DLD	(min)	110	108	-2.4%		109	102	-5.7%
ILD	(min)	0.6	0.7	10.0%		0.7	0.7	0.3%

Others
Employees		7,134	7,125	-0.1%		7,008	7,125	1.7%
LIS per Employee 3/		1,792	1,865	4.1%		1,866	1,865	-0.0%
Monthly Net Op. Revenue per ALIS	(R$)	79.4	90.2	13.6%		93.0	92.5	-0.6%
Telephone Density	(per 100 inh.)	31.6	31.7 4/	0.1	p.p.	31.6	31.7 4/	0.1	p.p.

1/	Includes ISDN clients.

2/	Includes intra-state, inter-state (fixed-to-fixed and fixed-to-mobile).

3/	End of period. Includes ADSL clients.

4/	Population: 39,297,025 (source IBGE - December 2004).

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 5

Tariff rates (including taxes) - fixed line services

(in reais)

Date of Enforcement	Installation Charge	Monthly Basic Rental Charge			Pay Phone Unit		Local Pulses
		Residential	Business	Trunk line	Local	Credit
Jun 24, 2001	76.62	23.32	36.41	48.56	0.075	0.075	0.092
Jun 28, 2002	76.62	26.57	40.04	40.04	0.081	0.081	0.103
Jun 30, 2003	89.82	30.37	49.62	49.62	0.093	0.093	0.117
Sep 12, 2003 1/	69.71	31.14	46.93	46.93	0.095	0.095	0.120
Jul 02, 2004	64.16	33.45	50.41	50.41	0.102	0.102	0.129
Sep 01, 2004	73.10	34.5	54.35	54.35	0.105	0.105	0.133
Nov 01, 2004 2/	82.06	35.55	58.29	58.29	0.108	0.108	0.137

Date of Enforcement	DLD (1 minute without discounts - normal rates)
	D1 (up to 50km)	D2 (from 50 to 100km)	D3 (from 100 to 300km)	D4 (over 300km)
Jun 24, 2001	0.10	0.16	0.22	0.30
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 02, 2004	0.133	0.213	0.292	0.400
Sep 01, 2004	0.144	0.230	0.316	0.397
Nov 01, 2004	0.155	0.248	0.340	0.394

Date of Enforcement	Interconnection (1 min. - without discounts)		Fixed to Mobile (1 minute - without discounts)
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Feb 03, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	0.050	0.091	0.498	1.037	1.180
Feb 08, 2003			from 0.5687 to 0.6360 3/	1.265	1.439
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004			from 0.6085 to 0.6805 3/	1.354	1.540
Jul 02, 2004	0.047	0.106
Sep 01, 2004	0.049	0.112
Nov 01, 2004	0.052	0.118

1/	Installation Charge was readjusted on October 04, 2003.

2/	Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$66.74), monthly fee for non-residential and trunk lines (R$55.96), DLD (D1=R$0.150, D2=R$0.216, D3=R$0.308 and D4=R$0.439). There are different tariffs within CETERP’s region.

3/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On February 06, 2004, according to the Act 42422, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service - SMC and Personal Mobile Service - SMP, with an increase of 6.99% for the VC1, VC2 and VC3 throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The new tariffs started to be charged on February 11, 2004.

Note b) On June 29, 2004, through Edicts #45011 and #45012, the Agência Nacional de Telecomunicações – ANATEL approved the percentages for the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on July 02, 2004 and for sector 32 (former CETERP) since July 03, 2004. On July 02, the approved percentages were applied on top of the tariffs determined by the legal injunction. The average variations of the tariff baskets were as follows:

Local: 6.89%

Long Distance: 3.20%

TU-RL: -10.47%

TU-RIU: 3.20%

Note c) After the final decision regarding the Legal Injunction by the STJ, with the reincorporation of the IGP-DI as the index, the approved percentages, in accordance with Anatel’s published acts, were applied on top of the approved tariffs in June 2003, non-retroactively. The increase was divided in two installments, with the first one being effective on September 01, 2004. On September 01, 2004 on, the following readjustment indexes were applied to Telefónica’s services:

Pulse: average of 3.22%

Domestic Long Distance: average of 5.22%

Non-residential and trunk monthly fee: average of 7.75%

Residential monthly fee: 3.14%

Installation: average of 14.14%

Note d) The second installment was effective from November 01, 2004 on. The following readjustment indexes were applied to Telefónica’s services:

Pulse: average of 3.13%

Domestic Long Distance: average of 4.97%

Non-residential and trunk monthly fee: average of 7.20%

Residential monthly fee: 3.05%

Installation: average of 12.40%

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 6

Loans and Financing

(in thousand of reais)

	Currency	Interest Rate	Due Date	Balance as of Dec/04
				Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	8,528	67,862	76,390
CIDA	CAN$	3.00%	2005	1,565	—	1,565
Loans in local currency (a)	R$	6% + 3.75% spread and CDI + 0.40% monthly	Until 2006	3,599	2,119	5,718
Loans in foreign currency (a)			Until 2009	494,279	656,332	1,150,611
Bonds	R$	103.5% of CDI rate	Until 2007	21,959	1,500,000	1,521,959

Total				529,930	2,226,313	2,756,243

(a)	The loans denominated in local and foreign currency include loans from financial institutions related to the financing of working capital for Santo Genovese Participações Ltda. (Atrium Telecomunicações Ltda.)

	Currency	Interest Rate	Balance as of Dec/04
Res. 2770	USD	2.00% to 6.90%	321,055
Res. 2770	YEN	1.40%	79,770
Debt Assumption	USD	8.62% to 27.50%	84,200
Untied Loan - JBIC	YEN	Libor + 1.25%	646,955
DEG - Deutsche Invest.	USD	Libor + 6%	18,631

Total			1,150,611

Capex

In 2004, the Company invested R$1.34 billion in the program of expansion and modernization of the telecommunication services, including the investments related to the expansion of the Broad Band plant and the offering of new value added services..

Depreciation Figures

(in million of reais)

December 2004

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

	Cost	Accumulated Depreciation	Book Value
Property, plant and equipment	38,107	(25,048)	13,059
Work in progress	310	0	310
Total	38,417	(25,048)	13,369
Fully depreciated assets			12,223
Average depreciation rate (%)			10.57%

Inflation Figures

	IGP-M	IGP-DI
Jan - Dec 1999	20.10%	19.98%
Jan - Dec 2000	9.95%	9.80%
Jan - Dec 2001	10.37%	10.40%
Jan - Dec 2002	25.30%	26.41%
Jan - Dec 2003	8.69%	7.66%
Jan - Mar 2004	2.72%	2.84%
Jan - Jun 2004	6.78%	6.90%
Jan - Sep 2004	10.26%	10.06%
Jan - Dec 2004	12.41%	12.14%

Source: Investnews - Gazeta Mercantil

Note: The IPCA from May 2002 to May 2003 was 17.23%

Exchange Rate Figures

	R$/US$	var. % (YTD)
December 31, 1999	1.789	-48.03%
December 31, 2000	1.9554	-9.30%
December 31, 2001	2.3204	-18.67%
December 31, 2002	3.5333	-52.27%
December 31, 2003	2.8892	18.23%
March 31, 2004	2.9086	-0.67%
June 30, 2004	3.1075	-7.56%
September 30, 2004	2.8586	1.06%
December 31, 2004	2.6544	8.13%

Source: Bloomberg

Note: The IPCA from May 2002 to May 2003 was 17.23%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 21, 2005.	By:	/s/ Daniel de Andrade Gomes
			Name:	Daniel de Andrade Gomes
			Title:	Investor Relations Director